FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Additional Notice in Relation to the Call to the Ordinary General Shareholders’ Meeting of Banco Santander, S.A.

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

ADDITIONAL NOTICE IN RELATION TO THE CALL TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANCO SANTANDER, S.A.

In relation to the ordinary general shareholders’ meeting of Santander called to be held at 12:00 p.m. (CET) on 25 March 2021, on first call, and at the same time on the following day, 26 March 2021, on second call (the meeting usually takes place on second call), at the Centro de Formación El Solaruco (Ciudad Grupo Santander), located at Avenida de Cantabria s/n, Boadilla del Monte (Madrid), the following information is provided:

1.

Pursuant to the provisions of the notice of the call to meeting, the Bank’s Board of Directors has agreed that the ordinary general shareholders’ meeting will finally be held exclusively by remote means, i.e. without the shareholders, proxies or guests attending physically, other than, if appropriate, the members of the Presiding Committee (Mesa) of the General Shareholders’ Meeting (the chairman and the secretary), the CEO and the notary, and with the necessary safety and distance measures.

2.

This decision has been approved taking into consideration the existing COVID-19 situation and in view of and in accordance with section 3 of Royal Decree-Law 34/2020 of 17 November on urgent measures to support business solvency and the energy sector, and in relation to tax matters, in its wording provided by Royal Decree-Law 5/2021 of 12 March on extraordinary measures to support business solvency in response to the COVID-19 pandemic, which enables general meetings to be held exclusively by remote means during this financial year 2021, provided that reasonable guarantees to ensure the identity of the person exercising the right thereto to cast a vote are taken, as well as that each and all of the following possibilities to participate in the meeting are offered: (i) remote attendance, (ii) proxy representation granted to the Chairman of the General Meeting by distance means of communication and (iii) vote prior to the meeting cast by distance means of communication. The Joint Statement issued by the Registrars Association of Spain and the Spanish National Securities Market Commission on March 18, 2021, regarding the above subject matter has also been considered.

3.

The abovementioned decision is based on (i) the purpose of safeguarding the general interests, health and safety of shareholders, employees and other people who participate in organising and holding the general meeting and to ensure that all shareholders are treated equally regardless of where they reside; and (ii) the new mobility restrictions approved by the authorities pursuant to

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	1/3

Resolution of 11 March 2021, of the State Secretariat for Health, publishing the Agreement of the Interterritorial Council of the National Health System on the declaration of coordinated actions against COVID-19 owing to the forthcoming Spanish public holiday of Father’s day (festividad de San José) and 2021 Easter Week.

4.

The dates and times of the meeting have not changed: 12:00 p.m. (CET) on 25 March 2021, on first call, and the same time on 26 March 2021, on second call (the meeting usually takes place on second call).

5.	In any event and as is customary, the ordinary general shareholders’ meeting will be broadcast live on the corporate website (www.santander.com).

6.

With regard to the above, shareholders are reminded that, pursuant to the provisions of the regulations in force, the bylaws and the rules and regulations for the general shareholders’ meeting, shareholders and their representatives can participate in the meeting by any of the following means:

(i)

Granting a proxy to any attendee, which thus includes any remote attendee. The proxy can be granted by electronic means or by hand-delivery or postal correspondence. The proxies granted to the chairman, to other members of the board or to the general secretary are expected to be accepted by the corresponding recipients for the meeting to be held, as usual, on second call.

(ii)	Voting prior to the meeting, be it by electronic means or by hand-delivery or postal correspondence.

(iii)

Attending remotely, for which purpose those attending must use the software application to attend the meeting remotely through data transmission means, which enables real-time connection during the meeting, and which guarantees the rights to receive information, to attend the meeting remotely, to participate and to vote at the general shareholders’ meeting without having to physically attend, in accordance with the regulations in force, the bylaws and the Bank’s rules and regulations for the general shareholders’ meeting.

All the referred means to participate in the meeting are described in detail in the notice of the call to meeting, in the Santander’s corporate website (www.santander.com) and at www.juntasantander.com.

7.

Regarding the attendance by remote or electronic means of communication, as the notice of call to meeting indicates, in order to ensure the quality of the connection and to provide attendees with an additional explanatory guide to facilitate such connection, all shareholders (or their representatives) with the required passwords to access and who intend to attend the meeting remotely are kindly requested to send an email to asistentesjunta@gruposantander.com confirming this intention before 7:00 p.m. (CET) on 25 March 2021 (the day prior to the date on which the meeting is scheduled to take place on second call). All the foregoing is without prejudice to the attendee having to register between 10:30 a.m. and 11:30 a.m. (CET) on the day of the meeting and comply with all other requirements provided in the notice of call to meeting, on Santander’s corporate website (www.santander.com) or at www.juntasantander.com.

8.	All these measures are compatible with the fulfilment of the corporate duties and fully guarantee the shareholders’ rights.

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9.

The Bank will continue to monitor the progress of the COVID-19 pandemic and, if necessary, will update the information contained in this notice, ensuring at all times that it complies with the regulations in force and better protects the health of our shareholders, employees, clients and suppliers.

Santander, 19 March 2021

The General Secretary

Jaime Pérez Renovales

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 19, 2021	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer